Exhibit 99.1

Textainer Announces Pricing of 6,000,000 Depositary Shares Representing Interests in Series B Preference Shares

HAMILTON, Bermuda – August 17, 2021 – Textainer Group Holdings Limited (NYSE:TGH; JSE: TXT) (“Textainer”, “we”, and “our”), one of the world’s largest lessors of intermodal containers, today announced the pricing on August 16, 2021 of its public offering of 6,000,000 depositary shares, each representing a 1/1,000th interest in a share of its 6.250% Series B Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share and $25,000 liquidation preference per share (equivalent to $25.00 per depositary share), for an aggregate public offering price of $150,000,000. The 6.250% dividend rate on the Series B Cumulative Redeemable Perpetual Preference Shares is fixed for life and does not reset. The offering is expected to close on or about August 23, 2021, subject to satisfaction of customary closing conditions. Textainer intends to apply to list the depositary shares on the New York Stock Exchange (“NYSE”) under the ticker symbol “TGH PRB” and, if the application is approved, expects trading in the depositary shares to begin within 30 days after the depositary shares are first issued.

Textainer intends to use the net proceeds from the offering for general corporate purposes, including the purchase of additional intermodal containers, repurchasing outstanding common shares and repaying or repurchasing outstanding indebtedness. RBC Capital Markets, LLC, UBS Securities LLC, Keefe, Bruyette & Woods, A Stifel Company and B. Riley Securities, Inc. are acting as joint book-running managers for the offering.

The depositary shares are being offered pursuant to an effective shelf registration statement that has previously been filed with the Securities and Exchange Commission (the “SEC”). Any offer, or solicitation to buy, if at all, will be made solely by means of a prospectus and related prospectus supplement, as may be supplemented by any free writing prospectus, filed with the SEC. You may obtain these documents without charge from the SEC at www.sec.gov. Alternatively, you may request copies of these materials from RBC Capital Markets, LLC by telephone at 1-866-375-6829, UBS Securities LLC by telephone at 1-888-827-7275, Keefe, Bruyette & Woods, A Stifel Company by telephone at 1-800-966-1559, or B. Riley Securities, Inc. by telephone at 1-703-312-9580.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with approximately 4.1 million TEU in our owned and managed fleet. We lease containers to approximately 250 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials, and we are one of the largest and most reliable suppliers of new and used containers. Textainer operates via a network of 14 offices and approximately 400 independent depots worldwide. Textainer has a primary listing on the New York Stock Exchange (NYSE: TGH) and a secondary listing on the Johannesburg Stock Exchange (JSE: TXT).

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: the expected timing and completion of the issuance of the Series B Preference Shares and depositary shares, the expected use of proceeds of the sale of the Series B Preference Shares and depositary shares, and the anticipated listing of the Series B Preference Shares on the NYSE. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2021 and the risks described in the section entitled “Risk Factors” in the prospectus supplement related to the offering of the depositary shares. Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Source: Textainer Group Holdings Limited

Contact Information

Investor Relations

+1 415-658-8333

ir@textainer.com